Exhibit 1.01

Conflict Minerals Report

Michael Kors Holdings Limited has included this Conflict Minerals Report as an exhibit to its Form SD in respect of calendar 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 1, 2015.

Unless the context indicates otherwise, the terms "we," "its," "us," "our" and the "Company" refer to Michael Kors Holdings Limited and its consolidated subsidiaries. As used herein, "Conflict Minerals" are cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

The statements in this document that refer to plans and expectations for future periods are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based on management’s current expectations. Words such as "expects," "anticipates," "plans," "believes" "estimates," "may," "will," "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups. You should not place undue reliance on such statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause the Company’s actual results to differ materially from those indicated in these forward-looking statements. These risks and uncertainties may include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations.

Applicability of the Conflict Minerals Rule to Our Company

We are a global accessories, footwear and apparel company. We believe that we are subject to the Conflict Minerals Rule because some of the products that we contract to manufacture may contain Conflict Minerals that are necessary to the functionality or production of such products. Specifically, (1) tin and gold may be contained in the functional hardware used on some of our apparel, handbags and small leather goods and footwear as well as in some of our eyewear and sunglasses and (2) tin, tantalum, tungsten and/or gold may be used in some of our watches and jewelry. In-scope product information in respect of calendar 2014 is provided under "Product Information" below. We believe that necessary Conflict Minerals content constitutes a small portion of the materials content of our products.

We do not directly source Conflict Minerals from mines, smelters or refiners, and are many levels removed from these market participants. We therefore have limited influence over them. Furthermore, due to competitive factors, we often have difficultly identifying market participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

None of the necessary Conflict Minerals contained in our in-scope products were determined by us (based on information made available to us) to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we do not have sufficient information to determine whether or not our products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are opposed to human rights abuses such as those that are occurring in connection with the mining of certain minerals from locations in the DRC. We also take our obligations under Securities and Exchange Commission regulations and the laws in countries in which we operate seriously, including our compliance obligations under the Conflict Minerals Rule. In addition, we are committed to principles of ethical business practice and recognition of the dignity of others, including the responsible sourcing of Conflict Minerals, and we expect that our suppliers share this commitment.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for determining the use and origin of Conflict Minerals in our supply chain.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Put in place procedures for the traceability of Conflict Minerals;

2.	Cooperate with our Conflict Minerals due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of Conflict Minerals included in products and/or components supplied to us;

3.	Maintain reviewable records supporting the source of Conflict Minerals;

4.	Adopt policies and procedures with respect to Conflict Minerals consistent with our Conflict Minerals Policy and the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the adoption of a risk mitigation strategy to respond to identified risks in the supply chain, and communicate such policies and procedures to their personnel and direct and indirect suppliers; and

5.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, for calendar 2014, we conducted a "reasonable country of origin inquiry" ("RCOI"). We designed our RCOI in good faith to determine the origin of Conflict Minerals that are necessary to the functionality or production of products that we contract to manufacture.

Our outreach included 116 suppliers (the "Suppliers") that we identified as having contracted to manufacture for us products that we believe may contain necessary Conflict Minerals. We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries and other information known to us. We also considered the degree of influence that we exercised over the materials, parts and components of the products.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for calendar 2014. These due diligence efforts are discussed below.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (collectively, the "OECD Guidance").

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the discrete elements of the program that we have put in place to provide for the responsible sourcing of Conflict Minerals contained in our products. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of calendar 2014 are discussed under "Due Diligence Program Execution."

1.	OECD Guidance Step One: "Establish strong company management systems"

a.	We have a Conflict Minerals Policy, as described earlier in this Conflict Minerals Report. The Conflict Minerals Policy is communicated internally by email and Intranet. The Conflict Minerals Policy also is communicated by email to suppliers and is posted on our website.

b.	We have a team of senior staff under the General Counsel charged with managing our Conflict Minerals compliance program. The following functional areas are represented on the working group: Internal Audit; Legal; Production; and Trade and Customs. Appropriate members of these functional areas are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

c.	We utilize the Conflict Minerals Reporting Template (the "CMRT") developed by the Conflict-Free Sourcing Initiative (the "CFSI") to identify smelters and refiners in our supply chain.

d.	Supplier requests for a completed CMRT are accompanied by the Conflict Minerals Policy or include a link to the policy.

e.	We consider on an ongoing basis whether suppliers may benefit from receiving training or orientation materials concerning the Conflict Minerals Rule, the OECD Guidance, the Conflict Minerals Policy and/or our survey process. If so, we either arrange for the supplier to receive those materials or recommend third-party training or informational resources to the supplier.

f.	We maintain records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in an electronic database. Our policy is to maintain these records for at least five years.

g.	We have a hotline and anonymous email mailbox for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by phone or email.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.	We request by email that suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of Conflict Minerals in their products as well as their related compliance efforts. We follow up by email or phone with all suppliers that do not respond to the request within the specified time frame.

b.	We review the completed responses received from the suppliers for completeness, accuracy, reasonableness, credibility and "red flags" using written guidelines that we have developed. We follow up by email or phone with suppliers that submit a response that is rejected under our written guidelines, requesting the supplier to submit an updated or corrected CMRT.

c.	Smelter and refiner information provided by suppliers is reviewed against the Standard Smelter Names tab of the CMRT and the list of known processing facilities published by the U.S. Department of Commerce. To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

d.	Smelter and refiner information also is reviewed against the lists of "compliant" and "active" smelters and refiners published by the CFSI. To the extent that a smelter or refiner identified by a supplier is not listed as compliant by the CFSI, we request further information from the supplier, consult publicly available information or attempt to contact the smelter or refiner to determine whether it obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals compliance team reports the findings of its supply chain risk assessment to our General Counsel.

b.	If our due diligence does not result in a reasonable belief that the applicable Conflict Minerals originated outside of the DRC region or came from recycled or scrap sources, we assess the risk that the Conflict Minerals may benefit armed groups in the DRC region.

c.	Under our written procedures, risk mitigation measures include escalation of the supplier inquiry process, working with the supplier to establish a corrective action plan and possible termination of the supplier relationship.

d.	We annually assess whether our Conflict Minerals processes conform to our applicable written procedures and assess the compliance program against other specified measures and metrics.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

To that extent that smelters or refiners of Conflict Minerals in our supply chain are identified to us, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission and make these documents available on our website.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence in respect of calendar 2014, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. See "Due Diligence Program Design" for a discussion of selected elements of our design framework, which included many other items that are part of our compliance program.

1.	We sent requests to 116 Suppliers to provide us with a completed CMRT. We requested that the Suppliers furnish us with a completed template at the product level. We followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request.

2.	We reviewed the completed responses received from the Suppliers for completeness, accuracy, reasonableness, credibility and "red flags" using the written guidelines that we developed. We then followed up with selected Suppliers as we determined to be appropriate based on the content of the responses.

3.	Our Conflict Minerals compliance team reported the findings of its compliance efforts in respect of calendar 2014 to our General Counsel.

Product Information

We believe that Conflict Minerals content that is necessary to the functionality or production of the products that we contract to manufacture constitutes a small portion of the materials content of our products.

Due to the challenges of tracing a multi-tier supply chain, for calendar 2014, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. The following categories of products were potentially in-scope for calendar 2014: (1) apparel, handbags and small leather goods and footwear that may contain functional hardware made with tin and/or gold and our eyewear and sunglasses that may contain tin and/or gold; and (2) watches and jewelry that may include tin, tantalum, tungsten and/or gold.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended March 28, 2015 (the “Annual Report”). The information contained in our Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of this report or the Form SD.

For calendar 2014, none of our in-scope products were determined by us (based on information made available to us) to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, we do not have sufficient information to determine whether or not our products were "DRC conflict free."

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT at the product level and through the other measures described in this Conflict Minerals Report.

Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of calendar 2015 to mitigate the risk that our necessary in-scope Conflict Minerals benefit armed groups:

1.	Use Revision 4.0 of the CMRT for our calendar 2015 supplier outreach.

2.	Finalize a Standard Operating Procedure that contains standard processes, timelines and communications for our compliance with the Conflict Minerals Rule.

3.	Have our internal audit function perform procedures to attest that our internal controls relating to Conflict Minerals are being followed.

4.	Encourage Suppliers that provided company level information for calendar 2014 to provide product level information for calendar 2015 through ongoing outreach with these Suppliers.

5.	Engage with Suppliers that provided incomplete responses or that did not provide responses for calendar 2014 to provide requested information for calendar 2015.

6.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for calendar 2014 that the source of Conflict Minerals was unknown or undeterminable.

7.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

8.	Participate in selected industry initiatives to identify smelters and refiners in the supply chain.

All of the foregoing steps are in addition to the steps that we took in respect of our calendar 2014 inquiry, which we intend to continue to take in respect of our calendar 2015 inquiry to the extent applicable.